MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

22 March 2004

04 APR 14 AM 7:21

04024346

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 22 March 2004, the Company filed an announcement regarding the Annual General Meeting of MyTravel Group plc with the London Stock Exchange.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

PROCESSED
APR 22 2004
THOMSON FINANCIAL

4/20

Enclosures

RNS Number:8020W
MyTravel Group plc
22 March 2004

04 APR 14 AM 7:21

MYTRAVEL GROUP PLC

APPROVAL OF RESOLUTIONS

22 March 2004

The Board of MyTravel Group plc announces that at the Annual General Meeting held at 11.00hrs today, each of the resolutions contained in the Notice of Annual General Meeting dated 23 February 2004 was passed by the appropriate majority.

Accordingly, the Report and Accounts were received, the remuneration report was approved, each of the directors submitted for re-election was reappointed, Deloitte & Touche LLP were reappointed as auditors, the directors were authorised to allot relevant securities and the limited disapplication of statutory pre-emption rights was approved.

As previously announced, Eric Sanderson and Christer Sandahl today stepped down from the Board and Michael Beckett was appointed as non-executive Chairman.

Enquiries:

Greg McMahon MyTravel Group plc 0161 232 6515

END